Exhibit 99.2

TOP KINGWIN LTD
(incorporated in the Cayman Islands with limited liability)

REVISED FORM OF PROXY FOR THE EXTRAORDINARY GENERAL MEETING
to be held on August 31, 2026
(or any adjourned or postponed meeting thereof)

I/we, the undersigned acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement, as supplemented, and, being the registered holder of the Class A/Class B Ordinary Shares, par value US$0.0625 per share (“Ordinary Shares”), of Top KingWin Ltd (the “Company”), hereby appoint Mr. Ruilin Xu, the CEO of the Company or (Name) of (Address) as my/our proxy to attend and act for me/us at Extraordinary General Meeting (or at any adjournment or postponement thereof) of the Company to be held at 9:00AM, Eastern Time, on August 31, 2026 at 32F, Block B, Zhongzhou Holding Financial Center, Intersection of Houhai Avenue and Haide 1st Road, Nanshan District, Shenzhen, Guangdong Province, China (the “Meeting”).

My/our proxy is instructed to vote on the resolutions in respect of the matters specified in the Notice of the Extraordinary General Meeting, as supplemented, as indicated below:

	For	Against	Abstain
Proposal 1: It is resolved as an ordinary resolution, that the authorized share capital of the Company be increased from US$31,250,000 divided into 400,000,000 class A ordinary shares with par value of US$0.0625 per share (the “Class A Ordinary Shares”) and 100,000,000 class B ordinary shares with par value of US$0.0625 per share (the “Class B Ordinary Shares”) to US$625,000,000 divided into 7,500,000,000 Class A Ordinary Shares with par value of US$0.0625 per share and 2,500,000,000 Class B Ordinary Shares with par value of US$0.0625 per share, by the creation of an additional 7,100,000,000 Class A Ordinary Shares and 2,400,000,000 Class B Ordinary Shares (the “Share Capital Increase”).	☐	☐	☐

Proposal 2: It is resolved as a special resolution that, the rights of the Class B Ordinary Shares be varied in the manner as follows (collectively, the “Variation of Class B Ordinary Shares Rights”):

(a) increase the votes that each Class B Ordinary Share is entitled to from 40 votes to 200 votes while the vote each Class A Ordinary Share is entitled to shall remain 1 vote;

(b) the Class B Ordinary Shares may be transferred by their respective holder to any person or entity (whether or not being an affiliate of such holder) and there shall be no conversion of such transferred Class B Ordinary Shares into Class A Ordinary Shares upon any abovesaid transfer; and

(c) each holder of Class B Ordinary Shares shall have the right to convert their Class B Ordinary Shares into Class A Ordinary Shares at any time on a 1:200 basis (i.e., each Class B Ordinary Share converting into 200 Class A Ordinary Shares), subject to adjustment for any subdivision, consolidation or reclassification of shares, while holders of Class A Ordinary Shares shall continue to have no rights to convert Class A Ordinary Shares into shares of any other class.

	☐	☐	☐

Proposal 3: It is resolved as a special resolution that, approve the change of the name of the Company to Nexpu Ltd. (the “Change of Name”).	☐	☐	☐

Proposal 4: It is resolved as a special resolution that, subject to and immediately following the Share Capital Increase, the Variation of Class B Ordinary Shares Rights and the Change of Name being approved, the fourth memorandum and articles of association of the Company, a form of which is attached to the Original Proxy Statement, as Appendix A (the “New M&A”), be adopted with immediate effect in substitution for and to the exclusion of the Company’s existing memorandum and articles of association in its entirety to reflect the Variation of Class B Ordinary Shares Rights, the Share Capital Increase and other amendments as set forth in the proxy statement to the notice of the Meeting.	☐	☐	☐

Proposal 5: It is resolved as a special resolution that, subject to the Share Capital Increase being effected and all further requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) relating to share capital reductions being complied with, the authorized share capital of the Company be reduced and reorganized from US$625,000,000 divided into 7,500,000,000 Class A Ordinary Shares with par value of US$0.0625 per share and 2,500,000,000 Class B Ordinary Shares with par value of US$0.0625 per share to US$10,000 divided into 7,500,000,000 Class A ordinary shares with par value of US$0.000001 per share and 2,500,000,000 Class B ordinary shares with par value of US$0.000001 per share.	☐	☐	☐

Proposal 6: It is resolved as a special resolution that subject to and immediately following the Share Capital Reduction and Reorganization being effected, the Company adopt the fifth amended and restated memorandum and articles of association, a form of which is attached to the Original Proxy Statement as Appendix B, in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Share Capital Reduction and Reorganization.	☐	☐	☐

Revised Proposal 7: It is resolved as an ordinary resolution that,	☐	☐	☐

(a) effective on December 17, 2026, every fifty (50) issued and unissued class A ordinary shares of par value USD0.000001 each in the share capital of the Company be consolidated into one (1) consolidated class A ordinary share of par value USD0.00005 each and every fifty (50) issued and unissued class B ordinary shares of par value 0.000001 each in the share capital of the Company be consolidated into one (1) consolidated class B ordinary share of par value 0.00005 each, so that following the Share Consolidation, the authorized share capital of the Company will be changed from US$10,000 divided into 7,500,000,000 Class A ordinary shares with par value of US$0.000001 per share and 2,500,000,000 Class B ordinary shares with par value of US$0.000001 per share into US$10,000 divided into 150,000,000 Class A ordinary shares with par value of US$0.00005 per share and 50,000,000 Class B ordinary shares with par value of US$0.00005 per share each (together with 1(b), the “Share Consolidation”); and

(b) no fractional shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the Share Consolidation, the number of shares to be received by such shareholder be rounded up to the next highest whole number of shares.

Revised Proposal 8: It is resolved as a special resolution that subject to and immediately following the Share Consolidation being effected, the Company adopt a further amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, in the form attached to the Supplemental Proxy Statement as Appendix D.	☐	☐	☐

Proposal 9: It is resolved as an ordinary resolution that the Class B Ordinary Shares Incentive Plan (the “Class B Incentive Plan”) be and is hereby approved and adopted, and the Board be and is hereby authorized to do all such acts and things and to execute all such documents as may be necessary or desirable to give effect to the adoption of the Class B Incentive Plan, a form of which is attached to the Original Proxy Statement as Appendix C, including the grant of incentive awards to eligible participants thereunder and the issuance of Class B Ordinary Shares pursuant to any such awards, subject to and in accordance with the terms of the Class B Incentive Plan.	☐	☐	☐

Dated _________, 2026

Signature(s) _________________________
Name of Signatory ___________________
Name of Shareholder _________________

Notes:

1.	Only the holders of record of the Class A and Class B Ordinary Shares of the Company at the close of business on July 17, 2026, New York time, should use this form of proxy.

2.	Please indicate your voting preference by ticking, or inserting in the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If NO instruction is given, your proxy will vote or abstain from voting at his/her discretion. If any other matter properly comes before the Extraordinary General Meeting, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated, your proxy will vote or abstain from voting at his/her discretion.

3.	Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

4.	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same. In the case of joint holders, all holders must sign.

5.	This form of proxy and any authority under which it is executed (or a notarized and/or duly certified copy of such authority) must be returned to the attention of Mr. Ruilin Xu, 32F, Block B, Zhongzhou Holding Financial Center, Intersection of Houhai Avenue and Haide 1st Road, Nanshan District, Shenzhen, Guangdong Province, China, no later than the time for holding the Extraordinary General Meeting or any adjournment thereof.

6.	Completion and return of the form of proxy will not prevent you from attending and voting in person at the Extraordinary General Meeting.